UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

April 28, 2015

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2014 AND 2015 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2014 AND 2015 AND FOR THE THREE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.          =      New Peruvian Sol
US$          =      United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY

		As of March 31,				As of March 31,
	Note	2014	2015		Note	2014	2015

Current assets				Current liabilities
Cash and cash equivalents		818,402	1,016,085	Borrowings	12	1,425,455	1,205,305
Financial asset at fair value through profit or loss		7,105	7,188	Bonds	13	-	26,631
Trade accounts receivables		1,108,345	950,677	Trade accounts payable		1,178,849	1,089,844
Unbilled work in progress		1,152,790	1,259,340	Accounts payable to related parties		83,027	87,883
Accounts receivable from related parties	9	99,061	100,416	Current income tax		89,615	161,628
Other accounts receivable		579,654	673,330	Other accounts payable		1,007,743	1,049,627
Inventories		833,570	847,024	Provisions	14	11,441	10,525
Prepaid expenses		26,444	30,764	Total current liabilities		3,796,130	3,631,443
Non-current assets classified as held for sale		9,513	9,059
Total current assets		4,634,884	4,893,883	Non-current liabilities
				Borrowings	12	326,124	336,748
Non-current assets				Long-term bonds		-	585,990
Long-term trade accounts receivable		579,956	577,817	Long-term trade accounts payable		3,779	3,861
Long-term unbilled work in progress		35,971	41,545	Other long-term accounts payable		294,886	269,872
Prepaid expenses		9,478	5,674	Provisions	14	46,904	44,621
Other long-term accounts receivable		44,553	44,458	Derivative financial instruments		2,999	3,207
Available-for-sale financial assets	8	93,144	96,674	Deferred income tax liability		79,155	82,052
Investments in associates and joint ventures	10	229,563	244,946	Total non-current liabilities		753,847	1,326,351
Investment property		36,244	35,862	Total liabilities		4,549,977	4,957,794
Property, plant and equipment	11	1,148,651	1,157,179
Intangible assets	11	781,454	805,413	Equity
Deferred income tax asset		136,001	139,635	Capital	15	660,054	660,054
Total non-current assets		3,095,015	3,149,203	Legal reserve		132,011	132,011
				Optional reserve		-	29,974
				Share Premium		899,311	898,417
				Other reserves		(113,895)	(117,316)
				Retained earnings		1,113,697	994,690
				Equity attributable to controlling interest in the Company		2,691,178	2,597,830
				Non-controlling interest		488,744	487,462
				Total equity		3,179,922	3,085,292
Total assets		7,729,899	8,043,086	Total liabilities and equity		7,729,899	8,043,086

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of three months ended
		March 31,
	Note	2014	2015

Revenues from construction activities		1,052,620	1,241,803
Revenues from services provided		391,874	414,337
Revenue from real estate and sale of goods		77,753	46,830
		1,522,247	1,702,970

Cost of construction activities		(929,001)	(1,163,086)
Cost of services provided		(313,415)	(332,284)
Cost of real estate and goods sold		(53,002)	(34,127)
	16	(1,295,418)	(1,529,497)
Gross profit		226,829	173,473

Administrative expenses	16	(96,510)	(108,908)
Other income and expenses		10,671	(4,012)
Operating profit		140,990	60,553

Financial expenses		(31,184)	(37,246)
Financial income		6,946	3,738
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		6,114	15,002
Profit before income tax		122,866	42,047
Income tax	17	(39,762)	(14,077)
Profit for the year		83,104	27,970

Profit attributable to:
Owners of the Company		70,863	17,581
Non-controlling interest		12,241	10,389
		83,104	27,970

Earnings per share from continuing operations
attributable to owners of the Company during
the year		0.107	0.027

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of three months ended
		March 31,
	Note	2014	2015

Profit for the year		83,104	27,970
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,865)	(2,431)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		158	(66)
Foreign currency translation adjustment, net of tax		(6,636)	(9,511)
Change in value of available-for-sale financial assets, net of tax	9	-	2,542
Exchange difference from net investment in a foreign operation, net of tax		-	158
		(6,478)	(6,877)
Other comprenhensive income for the year, net of tax		(8,343)	(9,308)
Total comprehensive income for the year		74,761	18,662

Comprehensive income attributable to:
Owners of the Company		66,221	12,457
Non-controlling interest		8,540	6,205
		74,761	18,662

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Attributable to the controlling interests of the Company
	Number				Premium	Other			Non-
	of shares		Legal	Optional	for issuance	reserves	Retained		controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2014	660,054	660,054	111,657	-	1,027,533	18,423	947,433	2,765,100	431,301	3,196,401
Profit for the year	-	-	-	-	-	-	70,863	70,863	12,241	83,104
Cash flow hedge	-	-	-	-	-	150	-	150	8	158
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,398)	(1,398)	(467)	(1,865)
Foreign currency translation adjustment	-	-	-	-	-	(3,394)	-	(3,394)	(3,242)	(6,636)
Comprehensive income of the year	-	-	-	-	-	(3,244)	69,465	66,221	8,540	74,761
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354		-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-		-	-	(112,127)	(112,127)	(36,128)	(148,255)
- Contributions of non-controlling shareholders	-	-	-		-	-	-	-	21,908	21,908
Total transactions with shareholders	-	-	20,354		-	-	(132,481)	(112,127)	(14,220)	(126,347)
Balances as of March 31, 2014	660,054	660,054	132,011		1,027,533	15,179	884,417	2,719,194	425,621	3,144,815

Balances as of January 1, 2015	660,054	660,054	132,011		899,311	(113,895)	1,113,697	2,691,178	488,744	3,179,922
Profit for the year	-	-	-		-	-	17,581	17,581	10,389	27,970
Cash flow hedge	-	-	-		-	(63)	-	(63)	(3)	(66)
Adjustment for actuarial gains and losses	-	-	-		-	-	(1,703)	(1,703)	(728)	(2,431)
Foreign currency translation adjustment	-	-	-		-	(6,057)	-	(6,057)	(3,454)	(9,511)
Change in value of available-for-sale financial assets	-	-	-		-	2,542	-	2,542	-	2,542
Exchange difference from net investment in a foreign operation	-	-	-		-	157	-	157	1	158
Comprehensive income of the year	-	-	-		-	(3,421)	15,878	12,457	6,205	18,662
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-		-	-	(104,911)	(104,911)	(2,000)	(106,911)
- Contributions of non-controlling shareholders	-	-	-		-	-	-	-	(4,517)	(4,517)
- Additional acquisition of non-controlling	-	-	-		(894)	-	-	(894)	(970)	(1,864)
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	(7,487)	(113,292)
Balances as of March 31, 2015	660,054	660,054	132,011	29,974	898,417	(117,316)	994,690	2,597,830	487,462	3,085,292

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of three months ended
		March 31,
	Note	2014	2015

OPERATING ACTIVITIES
Profit before income tax		122,866	42,047
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	40,089	48,279
Amortization of other assets	11	20,230	19,892
Impairment of accounts receivable	16		194
Impairment of other assets			2,902
Reversal of impairment of inventories	16		(269)
Other Provisions	14	8,344	330
Share of the profit and loss in associates
under the equity method of accounting	10	(6,114)	(15,002)
Reversal of provisions	14	(2,426)	(1,987)
Profit on sale of property, plant and equipment		(7,060)	(740)
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(83,149)	47,494
Increase (decrease) in other accounts receivable		(49,451)	(92,846)
Decrease in other accounts receivable from related parties		3,328	(1,355)
Decrease in inventories		(91,300)	(13,185)
Increase (decrease) in pre-paid expenses and other assets		(10,835)	(23,184)
Increase in trade accounts payable		(4,823)	(88,744)
Increase (decrease) in other accounts payable		127,503	19,164
Increase (decrease) in other accounts payable to related parties		8,046	4,856
Decrease in other provisions		(3,752)	(1,542)
Payments related to Norvial Concession		(551)	(27,742)
Payment of income tax		(69,507)	(60,708)
Net cash provided by (applied to) operating activities		1,438	(142,146)

INVESTING ACTIVITIES
Sale of property, plant and equipment		15,861	2,473
Dividends received	10	-	99
Payment for purchase of available-for-sale investment		-
Payment for purchase of investments properties		(935)	(179)
Payments for intangible purchase		(4,516)	(5,903)
Payments for purchase and contributions on investment in associate and joint ventures		(13,791)
Direct cash outflow from acquisition of subsidiaries		(6,387)
Payments for property, plant and equipment purchase		(41,062)	(57,793)
Net cash applied to investing activities		(50,830)	(61,303)

FINANCING ACTIVITIES
Loans received		268,151	1,444,456
Amortization of loans received		(302,576)	(1,012,177)
Interest payment		(10,471)	(22,764)
Dividends paid to owners of the parent		-
Dividends paid to non-controlling interest		(21,397)	(2,000)
Cash received from non-controlling shareholders		19,085	(4,518)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	(1,865)
Capital contribution		2,823
Net cash (applied to) provided by financing activities		(44,385)	401,132
Net increase (net decrease) in cash		(93,777)	197,683
Cash decrease in deconsolidation
Cash and cash equivalents at the beginning of the year		959,415	818,402
Cash and cash equivalents at the end of the year		865,638	1,016,085

NON-CASH TRANSACTIONS:
Dividends declared		126,858	104,911
Acquisition of assets through finance leases		23,318	16,069
Change in fair vaue of available-for-sale financial asset			3,531

The accompanying notes on pages 8 to 24 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2014 AND 2015 (UNAUDITED), AND AT DECEMBER 31, 2014 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of March 31, 2015 have been prepared and authorized for issuance by the Chief Financial Officer on on April 28, 2015.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended March 31, 2015 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2014.

4	FINANCIAL RISK MANAGEMENT

4.1           Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2014.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.1.2     Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3           Liquidity risk -

Compared with the previous year, there was significant variation in the flow of undiscounted contractual cash due to the issuance of bonds by the subsidiria GyM Ferrovías.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to	From 2 to	Over
	Year	2 Years	5 years	5 years	Total

At December 31, 2014
Other financial liabilities (except
finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	45,684	-	-	383,376
Other non-financial liabilities	-	2,999	-	-	2,999
	3,057,373	217,400	178,584	11,224	3,464,581

At March 31, 2015
Other financial liabilities (except
finance leases)	1,122,541	93,488	35,327	-	1,251,356
Finance leases	117,485	129,722	92,245	17,140	356,592
Bonds payable	62,218	68,218	135,490	1,284,918	1,550,844
Trade payables	1,089,844	3,861	-	-	1,093,705
Payables to related parties	87,883	-	-	-	87,883
Other payables	509,419	56,063	37,074	754	603,310
Other non-financial liabilities	-	3,207	-	-	3,207
	2,989,390	354,559	300,136	1,302,812	4,946,897

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2014 and March 31, 2015, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	March 31,
	2014	2015

Total borrowing	1,751,579	1,542,053
Less: Cash and cash equivalents	(818,402)	(1,016,085)
Net debt	933,177	525,968
Total equity	3,179,922	3,081,879
Total capital	4,113,099	3,607,847

Gearing ratio	0.23	0.15

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.3 Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-    Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-    Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-    Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as  available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2014.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,679	176,762	-	818,402
Financial asset at fair value through profit or loss	7,105	-	-	-	-	-	-	-	-	7,105
Trade Accounts receivable	604,951	35,201	46,598	71,817	-	57,584	292,160	34	-	1,108,345
Unbilled work in progress	1,136,404	1,414	-	-	14,972	-	-	-	-	1,152,790
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	384,484	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	579,654
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,489	891	822	6,056	407	235	5,119	1,425	-	26,444
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total Current assets	2,687,595	117,016	109,774	173,035	26,940	760,815	616,598	616,886	(473,775)	4,634,884

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	652,797	193,183	2,036	14,270	-	7,344	166,323	119,483	(6,785)	1,148,651
Intangible assets	325,943	146,477	234,923	6,247	1,100	1,187	33,508	17,417	14,652	781,454
Deferred income tax asset	91,361	714	4,604	244	-	9	37,557	926	586	136,001
Total non-current assets	1,238,231	378,584	266,747	611,910	2,687	117,352	252,378	2,145,375	(1,918,249)	3,095,015
Total assets	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,729,899

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	940,042	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,178,849
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current taxes	71,288	5,493	249	32	138	1,150	11,259	6	-	89,615
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
Provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,501,486	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,796,130

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	214,462	349	495	4,820	-	4,679	69,201	880	-	294,886
Provisions	26,878	5,774	-	-	-	-	14,252	-	-	46,904
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	51,556	1,331	-	-	325	8,707	7,021	10,215	-	79,155
Total non-current liabilities	436,977	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	753,847
Total liabilities	2,938,463	240,431	183,906	705,436	25,174	405,456	650,773	57,245	(656,907)	4,549,977
Equity attributable to controlling interest in the Company	817,356	236,925	150,788	59,633	4,453	157,276	128,429	2,695,401	(1,559,083)	2,691,178
Non-controlling interest	170,007	18,244	41,827	19,876	-	315,435	89,774	9,615	(176,034)	488,744
Total liabilities and equity	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,729,899

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

								Parent
	Engineering	Infrastructure					Technical	Company
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	services	Operations	Eliminations	Consolidated
As of March 31, 2015
Assets.-
Cash and cash equivalents	249,166	80,275	111,332	103,369	2,918	55,652	44,547	368,826	-	1,016,085
Financial asset at fair value through profit or loss	7,188	-	-	-	-	-	-	-	-	7,188
Trade Accounts receivable	521,272	43,042	19,681	71,894	-	50,370	244,418	-	-	950,677
Unbilled work in progress	1,228,958	3,294	-	-	27,088	-	-	-	-	1,259,340
Accounts receivable from related parties	126,749	1,686	-	250	-	2,601	50,055	258,151	(339,076)	100,416
Other accounts receivable	453,520	22,309	4,874	33,583	4,681	11,160	77,109	66,091	3	673,330
Inventories	124,214	9,164	-	14,712	-	639,177	59,765	486	(494)	847,024
Prepaid expenses	12,968	1,796	390	3,587	433	80	10,406	1,104	-	30,764
Non-current assets classified as held for sale	9,059	-	-	-	-	-	-	-	-	9,059
Total Current assets	2,733,094	161,566	136,277	227,395	35,120	759,040	486,300	694,658	(339,567)	4,893,883

Long-term trade accounts receivable	-	-	-	577,817	-	-	-	-	-	577,817
Long-term unbilled work in progress	-	29,635	11,910	-	-	-	-	-	-	41,545
Long-term trade accounts receivable from related parties	-	-	411	-	-	-	453	156,489	(157,353)	-
Prepaid expenses	-	-	5,674	-	-	-	-	-	-	5,674
Other long-term accounts receivable	6,192	4,784	14,270	4,154	1,589	9,668	2,098	1,703	-	44,458
Available-for-sale financial assets	-	-	-	-	-	-	2	96,674	(2)	96,674
Investments in associates and joint ventures	165,818	7,588	-	-	-	67,525	10,428	1,672,927	(1,679,340)	244,946
Investment property	-	-	-	-	-	35,862	-	-	-	35,862
Property, plant and equipment	646,507	192,909	1,927	19,223	-	8,883	168,707	124,713	(5,690)	1,157,179
Intangible assets	321,118	148,205	259,934	6,218	1,087	1,163	35,517	17,783	14,388	805,413
Deferred income tax asset	93,451	2,146	5,290	-	-	177	37,988	989	(406)	139,635
Total non-current assets	1,233,086	385,267	299,416	607,412	2,676	123,278	255,193	2,071,278	(1,828,403)	3,149,203
Total assets	3,966,180	546,833	435,693	834,807	37,796	882,318	741,493	2,765,936	(2,167,970)	8,043,086

Liabilities.-
Borrowings	768,967	81,661	124,032	-	2,501	152,787	74,713	644	-	1,205,305
Bonds	-	-	-	26,631	-	-	-	-	-	26,631
Trade accounts payable	869,015	26,725	1,237	14,595	339	30,221	140,319	7,393	-	1,089,844
Accounts payable to related parties	95,947	44,537	34,468	111,492	17,938	27,943	89,947	6,526	(340,915)	87,883
Current taxes	134,717	9,458	941	224	157	1,391	8,451	6,289	-	161,628
Other accounts payable	679,395	9,295	66,325	1,090	-	74,415	99,718	119,390	(1)	1,049,628
Provisions	-	8,372	-	-	-	-	2,153	-	-	10,525
Total current liabilities	2,548,041	180,048	227,003	154,032	20,935	286,757	415,301	140,242	(340,916)	3,631,444

Borrowings	160,433	98,759	480	-	-	19,654	55,383	2,039	-	336,748
Long-term bonds	-	-	-	585,990	-	-	-	-	-	585,990
Long-term trade accounts payable	-	-	1,704	2,157	-	-	-	-	-	3,861
Accounts payables to related parties	-	-	-	-	11,500	109,126	34,888	-	(155,514)	-
Other long-term accounts payable	191,138	-	494	5,739	-	4,951	66,738	812	-	269,872
Provisions	26,230	6,449	-	-	-	-	11,942	-	-	44,621
Derivative financial instruments	-	3,207	-	-	-	-	-	-	-	3,207
Deferred income tax liability	52,778	2,169	-	1,872	318	8,087	4,920	11,908	-	82,052
Total non-current liabilities	430,579	110,584	2,678	595,758	11,818	141,818	173,871	14,759	(155,514)	1,326,351
Total liabilities	2,978,620	290,632	229,681	749,790	32,753	428,575	589,172	155,001	(496,430)	4,957,794
Equity attributable to controlling interest in the Company	814,273	237,691	161,215	63,764	5,043	149,856	125,585	2,601,416	(1,561,013)	2,597,830
Non-controlling interest	173,287	18,510	44,797	21,253	-	303,887	26,736	9,519	(110,527)	487,462
Total liabilities and equity	3,966,180	546,833	435,693	834,807	37,796	882,318	741,493	2,765,396	(2,167,970)	8,043,086

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended Mar 31, 2014

Revenue	1,105,106	79,623	35,901	44,277	6,416	53,620	246,202	12,294	(61,192)	1,522,247
Gross profit	140,924	29,145	14,674	15,697	523	13,143	22,604	(291)	(9,590)	226,829
Administrative expenses	(63,159)	(3,914)	(1,635)	(2,004)	(81)	(5,381)	(28,667)	(7,162)	15,493	(96,510)
Other income and expenses	(1,724)	(461)	237	(3,028)	(4)	(347)	2,650	13,961	(613)	10,671
Profit before interests
and taxes	76,041	24,770	13,276	10,665	438	7,415	(3,413)	6,508	5,290	140,990
Financial expenses	(18,429)	(1,895)	(6,784)	(2,621)	(11)	(2,068)	(6,134)	(466)	7,224	(31,184)
Financial income	6,260	16	570	74	5	27	787	14,211	(15,004)	6,946
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	6,909	245	-	-	-	-	692	55,246	(56,978)	6,114
Profit before income tax	70,781	23,136	7,062	8,118	432	5,374	(8,068)	75,499	(59,468)	122,866
Income tax	(21,563)	(7,193)	(2,278)	(2,945)	(131)	(2,310)	1,570	(5,190)	278	(39,762)
Net profit for the period	49,218	15,943	4,784	5,173	301	3,064	(6,498)	70,309	(59,190)	83,104

Profit attributable to:

Owners of the Company	37,912	14,915	3,375	3,880	301	683	(4,081)	70,450	(56,572)	70,863
Non-controlling interest	11,306	1,028	1,409	1,293	-	2,381	(2,417)	(141)	(2,618)	12,241
Net profit for the period	49,218	15,943	4,784	5,173	301	3,064	(6,498)	70,309	(59,190)	83,104

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended Mar 31, 2015

Revenue	1,310,454	72,437	67,812	50,677	12,402	23,773	243,000	17,031	(94,616)	1,702,970
Gross profit	106,443	10,890	14,671	12,187	908	4,625	39,939	(1,696)	(14,494)	173,473
Administrative expenses	(69,127)	(3,989)	(2,370)	(3,056)	(69)	(4,726)	(36,014)	(6,798)	17,241	(108,908)
Other income and expenses	(7,635)	(986)	-	-	-	(591)	3,719	1,614	(133)	(4,012)
Profit before interests
and taxes	29,681	5,915	12,301	9,131	839	(692)	7,644	(6,880)	2,614	60,553
Financial expenses	(25,521)	(4,936)	(1,276)	(1,240)	(9)	(4,606)	(7,864)	(568)	8,774	(37,246)
Financial income	3,049	58	3,128	10	15	52	639	9,122	(12,335)	3,738
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	8,457	267	-	-	-	4,663	332	15,581	(14,298)	15,002
Profit before income tax	15,666	1,304	14,153	7,901	845	(583)	751	17,255	(15,245)	42,047
Income tax	(5,708)	(564)	(3,820)	(2,392)	(254)	154	(1,226)	(656)	389	(14,077)
Net profit for the period	9,958	740	10,333	5,509	591	(429)	(475)	16,599	(14,856)	27,970

Profit attributable to:

Owners of the Company	3,944	416	7,364	4,132	591	(131)	(388)	16,693	(15,040)	17,581
Non-controlling interest	6,014	324	2,969	1,377	-	(298)	(87)	(94)	184	10,389
Net profit for the period	9,958	740	10,333	5,509	591	(429)	(475)	16,599	(14,856)	27,970

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB. This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights.

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million the base on the discounted cash flow method. The information used in the calculation is as follows:

-  Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-  Cash flows were estimated for a 30 year term.
-  The discount rate used is 8% corresponding to the Company’s WACC.
-  The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to  S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million, which has been recognized in the statement of other comprehensive income.

At March 31, 2015, no major changes, except for adjustment of exchange difference for S/.3.53 million, net of the effect on income tax up to S/.0.99 million, which has been recognized in the statement of other comprehensive income.

9	TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	From the period
	ended March 31,
	2013	2014
Revenue from sale of goods and services:
- Associates	-	1,128
- Joint operations	10,149	10,536
	10,149	11,664

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)      Balances of transactions with related parties

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31,		At March 31,
	2014		2015
	Receivable	Payable	Receivable	Payable

Consorcio GyM Conciviles	48,581	-	51,159	-
Consorcio Peruano de Conservación	15,365	-	11,427	-
Consorcio Tren Electrico	7,380	-	6,338	-
Consorcio Terminales	6,837	-	518	-
Consorcio Rio Urubamba	5,107	3,796	5,512	3,351
Consorcio Sistemas SEC	4,349	-	-	-
Consorcio La Gloria	3,805	3,423	3,822	3,032
Consorcio Constructor Alto Cayma	1,424	-	122	-
Consorcio JV Panamá	1,043	-	1,105	-
Consorcio Lima	877	-	291	-
Consorcio Norte Pachacutec	531	1,068	1087	1,015
Consorcio Huacho Pativilca	369	4,555	-	5,268
Consorcio Rios Pallca	187	282	141	559
Consorcio Constructor Chavimochic	141	2,896	-	665
Consorcio Alto Cayma	121	700	122	690
Consorcio Construcciones y Montajes	115	1,198	-	1,673
Consorcio Vial Quinua	116	0	135	-
Bechtel Vial y Vives Servicios Complementarios Ltd	96	4,648	-	6,305
Consorcio Atocongo	-	915	82	300
Consorcio brocal pasco	-	-	-	-
Consorcio Ingenieria y Construcción Bechtel	-	5,140	137	62
Consorcio Rio Mantaro	-	-	466	2603
Consorcio Vial Ipacal	-	-	-	-
Consorcio Vial Sullana	-	-	-	-
Consorcio Vial Sur	-	-	-	-
Consorcio EIM ISA	-	2,955	-	2,965
Ingeniería y Construcción Sigdo Koppers-Vial	-	35,302	163	38,603
Consorcio Lima Actividades Comerciales	-	-	2,922	469
Terminales del Perú	-	-	1,291	-
Consorcio Constructor Alto Cayma	-	-	1,445	-
CONSTRUCTORA INCOLUR-DSD LIMITADA	-	-	-	2663
Other minor	2,617	2,056	12,131	3,214
	99,061	68,934	100,416	73,437
Other related parties:
Ferrovias Argentina	-	14,093	-	14,043
Besco	-	-	-	403
	-	14,093	-	14,446
	99,061	83,027	100,416	87,883

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of March 31, 2015, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2014.

The movement of our investments in associates for the period ended March 31, 2014 and March 31, 2015 is as follows:

	2014	2015

Beginning balance	87,967	229,563
Acquisition and/or contributions received	13,791	-
Share of the profit and loss in associates
under the equity method of accounting	6,114	15,002
Dividends received	-	(99)
Other	(2,662)	480
Ending balances	105,210	244,946

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in wich the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

11           PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended March 31,2014 and 2015, the movement in property, plant and equipment and intangible assets accounts was as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Property, plant and equipment	Intangible assets

At January 1, 2014	952,906	480,885

Additions	64,380	5,067
Acquisition of subsidiary - net	711	7,790
Transfers, disposals and adjustments	(24,945)	10,536
Deductions for sale of assets	(8,800)	-
Depreciation, amortization	(39,565)	(20,230)
Net cost at March 31, 2014	944,687	484,048

At January 1, 2015	1,148,651	781,454

Additions	73,862	33,645
Transfers, disposals and adjustments	(16,023)	10,206
Deductions for sale of assets	(1,594)	-
Depreciation, amortization	(47,717)	(19,892)
Net cost at March 31, 2015	1,157,179	805,413

As of March 31, 2014 and 2015, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of March 31, 2014, the amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19.a), direct control acquired by CAM Chile S.A.

As of March 31, 2015, the amounts registered in Intangible assets comprise of investements in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway ( concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At March
	31, 2014	31, 2015

Construction - Engineering	138,172	138,283
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	6,413	6,413
	182,860	182,971

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of March 31, 2015 same criteria were applied as those in test impairment at December 31, 2014.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	March	December	March	December	March
	31, 2014	31, 2015	31, 2014	31, 2015	31, 2014	31, 2015

Bank loans	1,419,428	1,218,002	1,300,636	1,098,852	118,792	119,150
Leases	332,151	324,051	124,819	106,453	207,332	217,598
	1,751,579	1,542,053	1,425,455	1,205,305	326,124	336,748

Bank loans -

As of March 31, 2015 and December 31, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1% and 9% in 2014 and 2015.

On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú – BCP for an amount of up to S/. 120 million and US$12 million.  On such date, under the aforementioned facility S/.50 million were disbursed at an interest rate of 6.32%, and during 2014 an accumulated of S/.85 million have been disbursed.  This loan will be canceled with a bond issuance to placed in the local capital markets that will finance the construction of the second stage of this road.

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014.  In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015.  These loans were canceled with an international bond issuance under the Regulation S, placed in February 2015.

As of Mach 31, 2015, the Company maintained unused credit limits for S/. 2,921 million, which expire within one year (S/.2,459 million as of December 31, 2014).

b)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At March	At December	At March
	31, 2014	31, 2015	31, 2014	31, 2015

Other loans	1,751,579	1,542,053	1,705,843	1,506,342
	1,751,579	1,542,053	1,705,843	1,506,342

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.3% and 8.6% (4.4% and 8.0% in 2014). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

On February 10th, 2015, the subsidiary GyM Ferrovías completed an international corporate bonds issuance under the Regulation S.  The bonds were issued in Soles VAC (adjusted by the “Valor de Actualización Constante”) for an amount of S/. 629 million.  The bonds are due on November 25th, 2039 (a tenor of 24.8 years), and interest rate of 4.75% (plus the VAC adjustment), a local rating of AA+ provided by Apoyo & Asociados Internacionales Clasificadora de Riesgo, and are secured by Mortgage on the Concession, Lien on GyM Ferrovías shares, Assignment of Collection Rights on the Administration Trust, a Cash Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and Ongoing Capex.  The bonds were assigned to Insurance Companies, Peruvian Pension Funds and Government Funds.  The proceeds from the issuance were used to amortize a short term loan provided by Banco de Crédito del Perú-BCP for S/.400 million, funding of the reserve accounts, payment of the issuance expenses, and finally the partial repayment of a subordinated loan provided by Graña y Montero S.A.A. to GyM Ferrovías.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At March
	31, 2014	31, 2015

	11,441	10,525
Current portion	46,904	44,621
Non-current portion	58,345	55,146

The movement of this item for the period ended March 31, 2014 and 2015 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	Claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	839	-	-	-	7,505	8,344
Additions from business combinations	-	2,658	-	-	-	2,658
Reversals	-	(290)	(2,426)	-		(2,716)
Payments	-	-	-	(205)	(3,547)	(3,752)
At March 31, 2014	13,056	12,220	19,120	4,647	7,804	56,847

At January 1, 2015	13,056	25,927	12,152	7,210	-	58,345
Additions	-	-	-	330	-	330
Reversals	-	-	(1,987)	-	-	(1,987)
Payments	(1,538)	-	-	(4)	-	(1,542)
At March 31, 2015	11,518	25,927	10,165	7,536	-	55,146)

Reversals for the period ended March 31, 2015 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.1.9 million. (S/.2.4 million as of March 31, 2014).

15	CAPITAL

As of December 31, 2014 and March 31, 2015, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

As of December 31, 2014, the amount of 253,635,480 common shares is representing en ADSs (equivalents at 50,727,096 ADS’s therefore, at 5 shares per ADS).

As of March 31, 2015, the amount of  252,814,960 common shares is representing en ADSs (equivalents at 50,562,992 ADS’s therefore, at 5 shares per ADS).

16	EXPENSES BY NATURE

For the period ended March 31, 2014 and 2015, this item comprises:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Cost of	Adminis-
	services	trative-
	and goods	expenses

2014
Purchase of goods	30,560	-
Personnel charges	384,660	52,253
Services provided by third-parties	511,209	33,875
Taxes	2,761	533
Other management charges	146,765	5,187
Depreciation	36,916	3,173
Amortization	18,741	1,489
Variation of inventories	163,806	-
	1,295,418	96,510

2015
Purchase of goods	222,869	-
Personnel charges	454,167	59,162
Services provided by third-parties	634,225	29,079
Taxes	4,259	735
Other management charges	165,830	13,311
Depreciation	44,247	4,032
Amortization	17,303	2,589
Impairment	194	-
Reversal of impairment	(269)	-
Variation of inventories	(13,328)	-
	1,529,497	108,908

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended March 31, 2015, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31, 2015 is 33.48% (32.36% for the three-month period ended March 31, 2014). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2015, contingencies held by the Group are substantially the same as those existing as of December 31, 2014.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$ 38 million and S/. 155 million.

19	DIVIDENDS

For the three months ended March 31, 2015 , the Group has paid dividends to its non-controlling subsidiaries participate by S /. 2 million ( S / . 36 million for the same period in 2014) .

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Dividends from the year ended December 31, 2014, of S/.0.159 per share totaling S/. 104,910,523 were approved at the General Shareholders’ meeting held on March 27, 2015, and was paid on April 2014.

20	BUSINESS COMBINATIONS

a)	Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiarie CAM Chile S.A., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Coasin Instalaciones Limitada which was made in March 2014 and reallocated the amount of S/.0.67 million from goodwill (net of tax impact of S/.0.19 million to trade accounts receivable in the amounts of S/.0.86 million. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for S/.6.4 million at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	US$000	S/.000

Cash and cash equivalents	3	1	3	1
Trade accounts receivable	4,675	1,564	3,811	1,275
Inventories	276	92	276	92
Prepaid expenses	33	11	33	11
Property, plant and equipment	711	238	711	238
Intangibles	1,377	461	1,377	461
Deferred income tax	(178)	(60)	16	4
Trade accounts payable	(3,592)	(1,202)	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)	(2,658)	(889)
Fair value of net assets	647	216	(23)	(9)

Goodwill	5,743	1,921	6,413	2,146
Total paid for acquisition	6,390	2,137	6,390	2,137

Cash payment for the acquisition	6,390	2,137	6,390	2,137
Cash and cash equivalent
of the acquired subsidiary	(3)	(1)	(3)	(1)
Direct cash outflow from acquisition	6,387	2,136	6,387	2,136

The income and the profit generated for the period from the acquisition date to March 31, 2014 amounted to S/.5.4 million and S/.0.3 million, respectively.

b)  Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705)	40,008)	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent
of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624)	88,342	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between March 31, 2015 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.